Exhibit (k)(4)

JOINT LIABILITY INSURANCE AGREEMENT

AGREEMENT dated the 9th day of April, 2026 between the Cliffwater Corporate Lending Fund and Cliffwater Enhanced Lending Fund, Cascade Private Capital Fund and Cascade Real Assets Fund (collectively, the “Funds” and individually, a “Fund”).

WHEREAS, each Fund is a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each Fund is an affiliate of the other Fund under the 1940 Act;

WHEREAS, Rule 17d-1(d)(7) under the 1940 Act permits arrangements regarding liability insurance policies between registered investment companies and their affiliates provided certain conditions are met; and

WHEREAS, a majority of the Board of Trustees (each a “Board” and together the “Boards”) of each Fund (including a majority of the trustees who are not “interested persons” of each respective Fund as defined by Section 2(a)(19) of the 1940 Act) has given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the Investment Company Directors & Officers and Professional Liability Policy (the “Policy”) and (i) has approved the terms and amount of the Policy and the participation of each respective Fund in the Policy as being in the best interests of that Fund, and (ii) has determined that the allocation of the premium for the Policy as set forth herein (which is based on information obtained from the underwriters regarding each Fund’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds) is fair and reasonable to the Fund.

NOW, THEREFORE in consideration of the mutual covenants contained herein, the Funds hereby agree:

1. Joint Policy. To insure the Funds and their respective trustees, executives, officers and employees against their errors or omissions, the Funds have obtained and maintain the Policy, pursuant to which they are each insured under the Policy.

2. Limits of Liability. The limit of the Policy insurer’s (the “Insurer”) liability under the Policy shall not be less than an amount approved by each Fund’s Board.

3. Ratable Allocation of Premium. So long as each Fund continues to operate as an investment company, each Fund agrees to pay its proportionate share of the total premium due under the Policy, which share shall be determined based on each Fund’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds.

4. Allocation of Recoveries and Deductibles.

(i) The term “Loss” shall mean any Loss (as such term or similar term is defined in the Policy) for which payment is made under the Policy by the Insurer on behalf of the Funds, or their respective trustees, executives, officers or employees, or for which payment would have been made by the Insurer under the Policy if the limits of the Insurer’s liability under the Policy had not been exceeded. The term “Recovery” shall mean the aggregate amount paid by the Insurer on behalf of the Funds (or their respective trustees, executives, officers or employees) in respect of a Loss.

(ii) Subject to the next sentence, if a Fund sustains a Loss as a result of one or more claims made during a single annual coverage period for which a Recovery is received under the Policy, such Fund shall receive an amount equal to the actual Loss. If a Recovery is less than the amount required to indemnify fully the Funds sustaining a related Loss, then the Recovery shall be allocated among the Funds which have not been fully indemnified for their Losses in the same proportion as their premiums bear to one another.

(iii) In each case of Loss, the applicable deductible under the Policy will be allocated among the Funds sustaining Losses in proportion to the relative share of Recovery received by each Fund.

6. Claims and Settlements. Each Fund shall file a copy of this Agreement with the Insurer as part of any claim under the Policy and shall, at the time of making of any claim under the Policy, provide the other Fund with written notice of the amount and nature of such claim. Each Fund shall provide to the other Fund forthwith written notice of the terms of settlement of any claim made under the Policy.

7. Term. This Agreement shall remain in effect as long as the Board of each Fund (including a majority of the trustees who are not “interested persons,” as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Policy required under Rule 17d-1(d)(7), and annually approves the renewal of the Policy.

8. Amendments. This Agreement may be modified or amended only by a writing executed by each of the Funds.

9. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

10. No Assignment. This Agreement is not assignable.

11. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the notified Fund as follows:

c/o Cliffwater, LLC

4640 Admiralty Way, 11th Floor

Marina del Rey, CA 90292

and

UMB Fund Services, Inc.

235 W. Galena St.

Attention: Legal Department

Re: Cliffwater Corporate Lending Fund, Cliffwater Enhanced Lending Fund, Cascade Private Capital Fund and Cascade Real Assets Fund.

12. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the day and year first above written.

Cliffwater Corporate Lending Fund

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President

Cliffwater Enhanced Lending Fund

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President

Cascade Private Capital Fund

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President

Cascade Real Assets Fund

By:	/s/ Stephen Nesbitt
Name:	Stephen Nesbitt
Title:	President